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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Grupo TMM, S.A.B.
(Name of Issuer)
Nominative Common Shares, without par value
(Title of Class of Securities)
40051D105
(CUSIP Number)
Carlos Aguilar
Reforma No. 610
Col. Lomas de Chapultepec
Mexico, D.F. 11000
(525-55) 623-06-10
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 11, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40051D105	Page	2	of	7

1	NAMES OF REPORTING PERSONS: José F. Serrano Segovia

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		5,926,470

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		561,350

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,926,470

WITH	10	SHARED DISPOSITIVE POWER:

		561,350

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	6,487,820

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	40051D105	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Ramón Serrano Segovia

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		3,442,158

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		561,350

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,442,158

WITH	10	SHARED DISPOSITIVE POWER:

		561,350

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,003,508

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	40051D105	Page	4	of	7

1	NAMES OF REPORTING PERSONS: Servicios Directivos Servia, S.A. de C.V.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		560,850

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		560,850

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	560,850

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	40051D105	Page	5	of	7

1	NAMES OF REPORTING PERSONS: Promotora Servia, S.A. de C.V.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Mexican States

	7	SOLE VOTING POWER:

NUMBER OF		561,350

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		561,350

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	561,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

          This Amendment No. 5 (this “Fifth Amendment”) updates and supplements the Schedule 13D originally filed in paper format on May 28, 2002, as amended by Amendment No. 1 to Schedule 13D filed on December 29, 2005, Amendment No. 2 to Schedule 13D filed on June 28, 2006, Amendment No. 3 to Schedule 13D filed on July 20, 2006 and Amendment No. 4 to Schedule 13D filed on December 21, 2006, relating to the nominative common shares, without par value (the “Common Shares”), of Grupo TMM, S.A.B (formerly Grupo Servia, S.A. de C.V. and Grupo TMM, S.A.), a fixed capital corporation (sociedad anónima bursátil) incorporated under Mexican law (the “Issuer”). This Fifth Amendment is filed by Jose F. Serrano Segovia, Ramon Serrano Segovia, Promotora Servia, S.A. de C.V., a Mexican corporation (“Promotora”), and Servicios Directivos Servia, S.A. de C.V., a Mexican corporation (“Servicios”) (collectively, the “Reporting Persons”), to update and supplement information previously filed in connection with certain litigation with respect to the Common Shares owned by the Reporting Persons. Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Commission.
Item 1. Security and Issuer
     Item 1 is hereby supplemented as follows:
     As a result of the promulgation of the new securities law in México in June of 2006, public companies were transformed by operation of law into Sociedades Anónimas Bursátiles (Public Issuing Corporation) and were required to amend their by-laws to conform them to the provisions of the new law. On December 20, 2006 the company added the denomination of “Bursátil” to its registered name to comply with the requirements under Mexico’s new securities law or Ley del Mercado de Valores, resulting in Grupo TMM, Sociedad Anónima Bursátil, or Grupo TMM, S.A.B. In addition, the capital stock of the Company was reclassified to be represented by nominative common shares, without par value (the “Common Shares”), and Series A shares were consequently replaced by such Common Shares. The rights afforded to the new Common Shares are identical to the rights afforded by the former Series A Shares.
Item 4. Purpose of the Transaction
          Item 4 is hereby supplemented as follows:
          The Reporting Persons currently intend to acquire additional Shares either in the open market or in privately negotiated transactions, but will make such investment decisions as they deem appropriate in light of the circumstances existing from time to time. In making such decisions, the Reporting Persons will consider the Issuer’s business, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities.
          Except as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934. However, the Reporting Persons reserve the right to at any time change their present intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer
     Item 5 is hereby supplemented as follows:
          (a) As of June 25, 2007, based on information included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 filed by the Issuer on June 30, 2006 (which disclosed that 56,963,137 Common Shares (formerly known as Series A Shares) were outstanding as of May 31, 2006, 48,656,116 of which were held in the form of ADSs of Common Shares), the aggregate number and percentage beneficially owned by all of the Reporting Persons is 9,929,978 (17.4%). As of June 25, 2007, the number and percentage beneficially owned by each Reporting Person are as follows:
                    (i) Jose F. Serrano Segovia beneficially owns 6,487,820 Common Shares (11.4%). Jose F. Serrano Segovia has the sole power to vote and dispose of 5,926,470 Common Shares (10.4%), and may also be deemed the beneficial owner of 561,350 Common Shares (0.9%) beneficially owned by Promotora by virtue of his joint control of Promotora with Ramon Serrano Segovia;
                    (ii) Ramon Serrano Segovia beneficially owns 4,003,508 Common Shares (7.0%). Ramon Serrano Segovia has the sole power to vote and dispose of 3,442,158 Common Shares (6.0%). Ramon Serrano Segovia may also be deemed the beneficial owner of 561,350 Common Shares (0.9%) beneficially owned by Promotora by virtue of his joint control of Promotora with Jose F. Serrano Segovia;
                    (iii) Servicios beneficially owns, and has the sole power to vote and dispose of 560,850 Common Shares (0.9%); and
                    (iv) Promotora beneficially owns, and has the sole power to vote and dispose of 561,350 Common Shares (0.9%), consisting of 560,850 Common Shares beneficially owned by Promotora by virtue of its ownership of 99.99% of Servicios and 500 Common Shares of which Promotora has the sole power to vote and dispose.
          To the best knowledge of each of Promotora and Servicios, as applicable, none of the other executive officers of Promotora and Servicios and the other directors of Promotora beneficially owns any Common Shares or has a right to acquire any Common Shares, except that the wife of Javier Segovia Serrano, who is a director and an executive officer of Promotora and Servicios, beneficially owns 29,600 Common Shares. Javier Segovia Serrano disclaims beneficial ownership of such Common Shares.
          (c) Except as described in Item 6 below, no Reporting Person or other executive officers of Promotora or Servicios or other director of Promotora effected any transactions in Common Shares during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          This Item 6 is hereby supplemented as follows:
          On June 11, 2007, the lawsuit between Servicios and Argyll regarding the rights and obligations with respect to 11,819,365 Common Shares (formerly known as Series A Shares) which were pledged to Argyll pursuant to a pledge arrangement previously included as an exhibit to Amendment No. 1 to Schedule 13D filed on December 29, 2005 (the “Pledge Agreement”), and which were not returned to Servicios as of June 11, 2007, came to a conclusion. A final judgment (the “Final Judgment”) was entered ordering that: (a) Argyll take nothing by way of damages against Servicios; (b) Servicios recover the sum of $12,000,000.00 in actual damages from Argyll; and (c) Servicios recover post-judgment interest at the maximum rate allowed by law on all amounts awarded. The return of the Common Shares is not contemplated by the Final Judgment and Servicios is no longer obligated to repay amounts owed to Argyll under the loan agreement secured by the Pledge Agreement. Therefore, this Fifth Amendment reflects that the Reporting Persons are no longer the beneficial owners of an aggregate of 11,819,365 Common Shares which were pledged to Argyll.
          Servicios and Argyll are currently negotiating an agreement whereby Servicios will forego its right to execute on the Final Judgment so long as Argyll complies with certain confidential obligations.

SIGNATURE PAGE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 26, 2007

/s/ José F. Serrano Segovia
José F. Serrano Segovia

/s/ Ramón Serrano Segovia
Ramón Serrano Segovia

PROMOTORA SERVIA, S.A. DE C.V.
By:	/s/ José F. Serrano Segovia
Name:	José F. Serrano Segovia
Title:	President of the Board

SERVICIOS DIRECTIVOS SERVIA, S.A. DE C.V.
By:	/s/ José F. Serrano Segovia
Name:	José F. Serrano Segovia
Title:	President of the Board